UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ **Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934**

    For the fiscal year ended December 31, 2009

Or

☐ **Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934**

    For the transition period from _____ to _____

Commission file number 1-5231

A.   **Full title of the plan and the address of the plan, if different from that of the issuer named below.**

McDONALD'S CORPORATION PROFIT SHARING AND SAVINGS PLAN

B.   **Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.**

McDonald's Corporation
McDonald's Plaza
Oak Brook, Illinois 60523

McDONALD'S CORPORATION
PROFIT SHARING AND SAVINGS PLAN
Oak Brook, Illinois

FINANCIAL STATEMENTS
December 31, 2009 and 2008

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

McDonald's Corporation

Profit Sharing Administrative Committee

Oak Brook, Illinois

We have audited the accompanying statements of net assets available for benefits of McDonald's Corporation Profit Sharing and Savings Plan ("the Plan") as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of expressing an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Crowe Horwath LLP

Oak Brook, Illinois
June 21, 2010

McDONALD'S CORPORATION PROFIT SHARING AND SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2009

(Amounts in thousands)

	Participant-Directed Investments	ESOP Allocated Account	ESOP Unallocated Account	Total 2009
ASSETS				
Investments, at fair value				
Short-term investments	$ 34,570	$ 4,996	$ 3,706	$ 43,272
US Treasury bonds	1,061	—	—	1,061
Mutual funds	319,428	—	—	319,428
American depository receipts, common and preferred stock other than McDonald's Corporation common stock	170,477	—	—	170,477
McDonald's Corporation common stock	702,839	247,574	218,874	1,169,287
Collective funds	680,490	—	—	680,490
Wrapper contracts	778	—	—	778
Securities loaned	66,664	—	—	66,664
Pooled cash collateral	68,747	—	—	68,747
Total investments, at fair value	2,045,054	252,570	222,580	2,520,204
Other investments				
Participant loans	26,731	—	—	26,731
Total other investments	26,731	—	—	26,731
Receivables				
Company contributions	22,296	—	—	22,296
Accrued income	821	1	—	822
Other	9	—	—	9
Interfund receivables	237	(237)	—	—
Total receivables	23,363	(236)	—	23,127
Total assets	2,095,148	252,334	222,580	2,570,062
LIABILITIES				
Management expenses payable	552	—	—	552
Obligation for collateral received for loaned securities	68,747	—	—	68,747
Accrued interest expense	—	—	1,818	1,818
Notes payable	—	—	55,678	55,678
Other liabilities	1,407	18	—	1,425
Total liabilities	70,706	18	57,496	128,220
Net assets reflecting all investments at fair value	2,024,442	252,316	165,084	2,441,842
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	9,265	—	—	9,265
NET ASSETS AVAILABLE FOR BENEFITS	$2,033,707	$252,316	$165,084	$2,451,107

See Accompanying Notes to Financial Statements

McDONALD'S CORPORATION PROFIT SHARING AND SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2008
(Amounts in thousands)

	Participant-Directed Investments	ESOP Allocated Account	ESOP Unallocated Account	Total 2008
ASSETS				
Investments, at fair value				
Short-term investments	$ 88,805	$ 5,985	$ 3,659	$ 98,449
US Treasury bonds	1,950	—	—	1,950
Mutual funds	179,044	—	—	179,044
American depository receipts, common and preferred stock other than McDonald's Corporation common stock	128,290	—	—	128,290
McDonald's Corporation common stock	744,122	256,541	255,816	1,256,479
Collective funds	547,804	—	—	547,804
Wrapper contracts	1,184	—	—	1,184
Participant loans	24,384	—	—	24,384
Securities loaned	31,166	—	—	31,166
Pooled cash collateral	31,506	—	—	31,506
Total investments	1,778,255	262,526	259,475	2,300,256
Receivables				
Company contributions	29,507	—	—	29,507
Accrued income	793	3	2	798
Dividends	—	—	5	5
Other	73	(72)	(1)	—
Total receivables	30,373	(69)	6	30,310
Total assets	1,808,628	262,457	259,481	2,330,566
LIABILITIES				
Management expenses payable	421	—	—	421
Obligation for collateral received for loaned securities	31,506	—	—	31,506
Accrued interest expense	—	—	2,078	2,078
Notes payable	—	—	63,635	63,635
Other liabilities	659	39	—	698
Total liabilities	32,586	39	65,713	98,338
Net assets reflecting all investments at fair value	1,776,042	262,418	193,768	2,232,228
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	50,743	—	—	50,743
NET ASSETS AVAILABLE FOR BENEFITS	$1,826,785	$262,418	$193,768	$2,282,971

See Accompanying Notes to Financial Statements

3

McDONALD'S CORPORATION PROFIT SHARING AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2009
(Amounts in thousands)

	Participant-Directed Investments	ESOP Allocated Account	ESOP Unallocated Account	Total 2009
Additions to net assets attributed to:				
Net appreciation/(depreciation) in fair value of investments				
Mutual funds	$ 58,302	$ —	$ —	$ 58,302
American depository receipts, common and preferred stock other than McDonald's Corporation common stock	63,100	—	—	63,100
McDonald's Corporation common stock	111	1,024	(3,200)	(2,065)
Collective funds	36,033	—	—	36,033
Participant loan interest income	1,527	—	—	1,527
Securities lending income	228	—	—	228
Interest income	19,248	20	7	19,275
Dividends	33,243	8,393	7,500	49,136
Commission recapture	44	—	—	44
Total net investment income	211,836	9,437	4,307	225,580
Contributions				
Company	52,149	12,682	4,874	69,705
Participant	49,759	—	—	49,759
Rollovers	765	—	—	765
Total contributions	102,673	12,682	4,874	120,229
Interfund transfers-in	13,973	—	—	13,973
Other	102	—	—	102
Total additions	328,584	22,119	9,181	359,884
Deductions from net assets attributed to:				
Benefits paid to terminated participants and withdrawals	(119,490)	(18,222)	—	(137,712)
Management and administrative expenses	(2,079)	(25)	—	(2,104)
Interfund transfers-out	—	(13,973)	—	(13,973)
Interest expense	—	—	(4,123)	(4,123)
Company matching with profit sharing forfeitures	(93)	—	—	(93)
Company matching with ESOP shares	—	—	(33,742)	(33,742)
Other	—	(1)	—	(1)
Total deductions	(121,662)	(32,221)	(37,865)	(191,748)
Net increase (decrease)	206,922	(10,102)	(28,684)	168,136
Net assets available for benefits				
Beginning of year	1,826,785	262,418	193,768	2,282,971
End of year	$2,033,707	$252,316	$165,084	$2,451,107

See Accompanying Notes to Financial Statements

NOTE 1 - DESCRIPTION OF PLAN

General: The McDonald's Corporation Profit Sharing and Savings Plan (the Plan) was last amended and restated in its entirety on July 1, 2008.

The Plan is administered by a committee of individuals (Administrative Committee) appointed by the Chief Executive Officer of McDonald's Corporation (the Company). Participants should refer to the Summary Plan Description and Prospectus for a more complete description and up-to-date information.

Eligibility: In order to participate in the 401(k) feature of the Plan, all eligible employees must be at least 21 years of age, have a valid Social Security number, and be on the U.S. payroll of the Company or a participating employer. The term "Company" includes all participating employers in describing eligibility and contributions below.

Salaried restaurant management employees and staff employees (including part-time staff employees) are eligible to make nonmatched 401(k) contributions, up to 50% of eligible compensation, beginning the first day of the month after completing one full calendar month of employment. All other employees are eligible to make 401(k) contributions on a matched basis after one year of "eligible service" as defined by the Plan document.

Highly compensated employees under Internal Revenue Service rules will not be able to make 401(k) contributions in their second calendar year of employment until the first of the month on or after they complete one anniversary year with at least 1,000 hours of service under the Plan.

Salaried restaurant management employees, who are not contributing to the Plan, will be enrolled automatically at a 1% contribution level as soon as they have completed one year of service and attained age 21.

Contributions: Each year, participants may contribute up to 50% of their eligible pre-tax annual compensation, as defined by the Plan subject to Internal Revenue Service (the IRS) annual limits. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions subject to IRS limits and may contribute more than 50% if payroll tax and other withholding requirements are met. In accordance with Plan procedures, participants may roll over money into the Plan if it is from a(n): Qualified Plan, Section 403(b) tax-sheltered annuity plan, Section 457 deferred compensation plan of a state or local government entity, SIMPLE 401(k) plan, Section 403(a) annuity plan, Traditional IRA, SIMPLE IRA with at least two years participation, IRA set up to receive a distribution from an eligible employer plan and Federal thrift plan under section 7701(j).

Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. The investment funds under the Plan are Stable Value Fund, Intermediate Bond Fund, Global Bond Fund, Blended Stock/Bond Fund, Real Estate Securities Fund, Diversified Stock Fund, S&P 500 Index Fund, International Stock Fund, Global Themes Fund, Small Cap Index Fund, Aggressive Stock Fund, McDonald's Common Stock Fund, and the McDonald's ESOP Stock Fund. No more than 20% of a participant's future contributions may be invested in the McDonald's Common Stock Fund. The future contribution company stock limitation applies to a participant's 401(k) contributions and the Company's discretionary matching contribution, if any.

The trustees, individuals appointed by the Compensation Committee of the Board of Directors of McDonald's Corporation (the Board), are authorized to invest certain assets of the Plan in shares of Company stock. The allocated ESOP shares are held by The Northern Trust Company (Northern Trust), the custodian of the Plan. The unallocated ESOP shares are also held at Northern Trust as collateral for loans from the Company to the Plan. The Company is required to make sufficient cash contributions to the Plan to pay the principal and interest on the loans. Other than pass through dividends, proceeds from the ESOP common stock dividends are invested in an interest-bearing account until the note payment is due.

The Company matches (after one year of eligibility service) 300% of the first 1% of eligible compensation (as defined by the Plan) and 100% of the next 4% of eligible compensation that a participant contributes to the Plan. A discretionary profit-sharing match may be contributed at the option of the Board. For the year ended December 31, 2009, the Company made a 3% discretionary profit sharing match to the Plan. The discretionary match is allocated after the end of the year to participants eligible to share in matching contributions based on participant 401(k) contributions up to 1% of eligible compensation.

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Participant Accounts: Participants can elect, on a daily basis, to have their account balances, as well as future deferrals and Company contributions, invested in 1% increments in one or any combination of the Plan's investment funds, including Company stock. For participants who are automatically enrolled, the participant's 401(k) contributions are invested in the Blended Stock/Bond Fund and after 30 days are managed by Guided Choice, a managed account provider, unless the participant makes an investment election. Company matching contributions are invested in the McDonald's ESOP Stock Fund for employees who are automatically enrolled in the Plan until the participant elects to direct such amounts to other funds offered.

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's matching contribution (based on the safe harbor match) and discretionary profit sharing match (if any) and (b) Plan earnings, and charged with an allocated portion of investment expenses. Allocations are based on participant earnings or account balances as defined in the Plan.

Leveraged Employee Stock Ownership Plan (Leveraged ESOP): In September 1989, the Leveraged ESOP borrowed $200 million and used the proceeds of the loan to purchase 27,826,084 shares of McDonald's Series B Convertible Preferred Stock at an issue price of $7.188 per share. These preferred shares were held exclusively by the Leveraged ESOP and were not traded on the open market.

In 1992 and 1995, the Company redeemed these preferred shares. Prior to each redemption, the Plan's Trustees converted each share of Preferred Stock into 0.7692 shares of McDonald's Common Stock. The unallocated shares will be released for allocation to participants as Company contributions are made to the Plan. Released shares are used to make matching allocations.

In April 1991, the Leveraged ESOP borrowed $100 million and used the proceeds of the loan to purchase 12,075,468 shares of McDonald's Series C Convertible Preferred Stock at an issue price of $8.281 per share. These preferred shares were held exclusively by the Leveraged ESOP and were not traded on the open market. In 1995, the Company redeemed the remaining preferred shares. Prior to each redemption, the Plan's Trustees converted each share of Preferred Stock into 0.8 shares of McDonald's Common Stock. The unallocated shares will be released for allocation to participants as Company contributions are made to the Plan. Released shares are used to make matching allocations. Due to the Leveraged ESOP refinancing discussed in Note 6, the last allocation will occur in 2018 when the refinanced loan is completely repaid.

During 2009, 608,101 shares were released from the unallocated ESOP shares with a fair value of approximately $33,742,000.

Vesting: All participants' accounts under the Plan are 100% vested.

Diversification: Participants can elect to fully diversify all accounts in the Plan, regardless of age.

Loans: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested balance reduced by the participants' highest outstanding loan balance during the preceding 12-month period. All loans are subject to a $68 processing fee. Loan terms range from 12 months up to 4.5 years. Participants may not have more than one loan from the Plan outstanding at any time. The loans are secured by the balance in the participant's account and bear interest based on the prime rate in effect on the first day of the month in which the loan is processed, plus 1%. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits: Participants who terminate their employment with the Company and all other companies or entities that are owned or controlled 80% or more by McDonald's Corporation are entitled to receive the interest in their Plan accounts within a reasonable time following their termination. A terminated participant with benefits in excess of $1,000 will not receive a distribution from the Plan until age 70 1/2 unless an earlier distribution is elected.

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Such accounts will continue to share in the allocation of investment income, and accounts will continue to be invested in accordance with the participant's investment elections (See Note 1, Contributions). Distributions may be in the form of a lump sum or installment payments or a combination of lump sum and installment payments.

Participants who terminate employment after satisfying the requirements to make deferrals and are subsequently rehired can resume making deferrals as soon as administratively feasible.

Forfeitures: Amounts unclaimed for two years are considered forfeitures. These forfeitures, resulting from unclaimed amounts, will be used to make a portion of the Company match.

In-Service Withdrawals: Participants 59 ½ or older and terminated participants may withdraw all or any part of their account balances under the Plan at any time. Participants who have been in the Plan for at least 60 months are eligible to withdraw up to 75% of their ESOP and Profit Sharing Accounts while still employed with the Company. Participants may only make one withdrawal in a calendar year, with regard to Profit Sharing and ESOP accounts. Participants can elect to receive all or any part of their Investment Savings and Stock Sharing account balances either while still employed or after termination.

Pass Through Dividend Election: Participants are offered the choice of having dividends earned on shares of McDonald's common stock paid directly to them in cash or reinvested in their accounts in McDonald's stock.

Voting: Participants are entitled to direct the Trustees in voting shares of McDonald's stock credited to their accounts. In addition, participants may direct the vote on unallocated and unvoted shares based on the relative allocated shares credited to their accounts.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared on the accrual method of accounting.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Administrative Committee to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Adoption of New Accounting Standards: *FASB Accounting Standards Codification*: In June 2009, the Financial Accounting Standards Board (FASB) replaced *The Hierarchy of Generally Accepted Accounting Principles*, with the *FASB Accounting Standards Codification* (ASC, or the Codification) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission are also sources of authoritative GAAP for SEC registrants. The ASC changes the referencing and organization of accounting guidance, but is not intended to change existing GAAP. Accordingly, the ASC does not have any impact on the Plan's financial statements and footnotes. The Codification is effective for financial statements issued for periods ending after September 15, 2009.

Fair Value Measurements and Disclosures: In April 2009, the FASB issued guidance that emphasizes that the objective of a fair value measurement does not change even when market activity for the asset or liability has decreased significantly. Fair value is the price that would be received for an asset sold or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. When observable transactions or quoted prices are not considered orderly, then little, if any, weight should be assigned to the indication of the asset or liability's fair value.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Adjustments to those transactions or prices should be applied to determine the appropriate fair value. The standard also requires increased disclosures. The guidance was applied prospectively in 2009, and the impact of adoption of this standard was not material to the Plan's net assets available for benefits.

In September 2009, the FASB issued guidance which provides a practical expedient for measuring the fair values of Plan investments in a limited number of entities that calculate a net asset value per share (such as hedge funds, private equity funds, funds of funds, and certain collective trusts, common trusts and pooled separate accounts). This guidance also provides enhanced disclosure requirements, and it became effective for Plan reporting periods ending after December 15, 2009. The effect of the Plan's adoption of this standard in 2009 was not material to the Plan's net assets available for benefits.

Investment Valuation: The Plan's investments, other than participant loans, are reported at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The following are descriptions of the valuation methods and assumptions used for investments of the Plan, including securities loaned and pooled cash collateral.

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan's principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

- Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

- Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

- Level 3: Significant unobservable inputs that reflect the Plan's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

Mutual funds, common stocks and American Depository Receipts: The fair values of mutual fund investments and publicly traded common stocks and American Depository Receipts (ADR) are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

U.S. Treasury securities: Fair values of U.S. Treasury bonds reflect the closing price reported in the active market in which the security is traded (level 1 inputs).

Collective trusts: The fair values of investments in collective trusts are valued as determined by the custodian based on their net asset values and recent transaction prices. The investment objectives and underlying investments of the collective trusts vary, with some holding diversified portfolios of domestic or international stocks, some holding securities of companies in a particular industry sectors, some holding short-term and/or medium-term corporate, government and government agency bonds, some holding a blend of asset back securities and corporate bonds, and others holding a blend of various domestic and international stocks. Each collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement. Short-term investments consist of a collective trust with principal preservation as its primary objective. The collective trusts invest primarily in securities traded on nationally recognized securities exchanges and active dealer markets and are classified within level 2 of the fair value hierarchy.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stable value fund: The plan investments include a Stable Value Fund which is a unitized fund managed by JPMorgan solely for the Plan. The Stable Value Fund includes synthetic guaranteed investment contracts which are comprised of collective trusts, U.S. Treasury bonds, and benefit responsive wrapper contracts.

Wrapper contracts: Benefit responsive wrapper contracts with various insurance carriers are utilized to provide market and cash flow risk protection to the Plan for the Stable Value Fund. The fair values of the wrapper contracts associated with the synthetic investment contracts within the Stable Value Fund have been based upon the estimated replacement costs of the wrap contracts projected for the duration of the associated portfolio and discounted back to the financial statement dates (level 3 inputs).

Contract value of the synthetic guaranteed investment contracts represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses.

Commingled funds – securities lending collateral pools: Fair value has been determined to approximate the reported redemption values of $1.00 per unit, based upon recent transaction prices (level 2 inputs). While the collateral pools are managed to seek a constant $1.00 per share net asset value, net asset values per unit can fluctuate over time, and guarantees of principal are not provided. The collateral pools invest primarily in short-term and medium-term debt instruments of high credit quality, with the average maturities being somewhat longer than that of an SEC-registered money market fund.

Participant loans: Participant loans are reported at cost. The fair value of participant loans is not practicable to estimate due to restrictions placed on the transferability of the loans.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments measured at fair value on a recurring basis as of December 31, 2009 and 2008 are summarized below (amounts in thousands):

	Fair Value Measurements at December 31, 2009 Using		
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments:			
Pending trades, net	$ (311)	$ —	$ —
Synthetic GIC wrapper contracts	—	—	778
Collective trusts			
Short-term investments	—	46,074	—
Bond/fixed income funds	—	413,647	—
Common stock funds	—	136,603	—
Blended funds	—	127,438	
US Treasury securities	1,061	—	—
Mutual funds			
Corporate bond funds	62,309	—	—
US common stock	151,109	—	—
International common stock	106,010	—	—
ADR & common stock, other than			
McDonald's Corp. common stock			
ADR – International large cap	16,210	—	—
ADR – International mid cap	2,342	—	—
ADR – International small cap	230	—	—
Common stocks – US large cap	133,345	—	—
Common stocks – US mid cap	41,046	—	—
Common stocks – US small cap	32,166	—	—
Common stocks – International large cap	8,587	—	—
Common stocks – International mid cap	2,049	—	—
Common stocks – International small cap	1,477	—	—
McDonald's Corp. common stock	1,169,287	—	—
Commingled funds – securities lending collateral pools	—	68,747	—
	$ 1,726,917	$792,509	$ 778

	Fair Value Measurements at December 31, 2008 Using		
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments excluding participant loans	$ 1,596,929	$677,759	$ 1,184

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The table below presents a reconciliation of Plan investments measured at fair value on a recurring basis using significant unobservable inputs (level 3) for the year ended December 31, 2009 (amounts in thousands):

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) (Wrapper Contracts)	
Beginning balance, January 1, 2009	$	1,184
Change in fair value of fully benefit-responsive investment contract*		(406)
Ending balance, December 31, 2009	$	778

* Unrealized appreciation (depreciation) of the fully benefit-responsive investment contract is reported as an increase (decrease) in Plan investments and as an offsetting decrease (increase) in the adjustment from fair value to contract value reported in the 2009 statement of net assets available for benefits, with no effect on the 2009 change in net assets available for benefits.

Fair Value of Long-Term Debt: The fair value of the Plan's long-term debt is estimated based on the current rates available to the Plan for debt of the same remaining maturities. As of December 31, 2009, the estimated fair value and carrying value of the Plan's long-term debt was $62,749,000 and $55,678,000, respectively. As of December 31, 2008, the estimated fair value and carrying value of the Plan's long-term debt was $74,128,000 and $63,635,000, respectively.

Securities Lending: The Plan may lend its securities to qualified brokers through participation in a securities lending program administered by Northern Trust. The loans are collateralized at all times primarily by an allocation of a collateral pool administered by Northern Trust with a market value at least equal to the market value plus any accrued interest or dividends of the securities on loan. The securities on loan and the collateral received from the borrowers are reflected on the statements of net assets available for benefits at fair value as of the financial statement dates. The obligation to return the collateral is also reflected on the statement of net assets as a liability (see Note 12).

Unallocated Net Assets Available for Benefits: Unallocated net assets available for benefits represents the fair value of shares of McDonald's common stock purchased through the ESOP which have not been released for allocation to participants' accounts offset by the balance of the debt issued by the ESOP. Unallocated net assets available for benefits are reduced by the fair value of the shares as they are allocated to participants as Company matching contributions.

Payment of Benefits: Benefits are recorded at the time of payment.

NOTE 3 - INVESTMENTS

The following presents the fair values of investments that represent 5 percent or more of the Plan's net assets at December 31, 2009 and 2008 (amounts in thousands).

Investments at fair value:

	2009	2008
McDonald's Corporation common stock	$1,169,287	$1,256,479
JP Morgan Chase Bank Intermediate Bond Fund	227,351	218,347
JP Morgan Chase Bank Subadvised Fixed Income PIMCO Fund	127,438	109,894*
Vanguard Institutional Index Fund	126,533	85,989*

* Not above 5% threshold, presented for comparative purposes

NOTE 4 - INVESTMENT CONTRACTS

The Plan investments include a Stable Value Fund, managed by JPMorgan, which is a unitized fund established solely for the investment of assets of the Plan. The account is credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses charged by JPMorgan. The Stable Value Fund holds synthetic guaranteed investment contracts, with collective funds, short-term investments, and U.S. Treasury bonds as underlying investments. The underlying investments and wrapper contracts of these synthetic investment contracts are included in the financial statements at fair value.

The wrapper contracts within the Stable Value Fund specify certain conditions under which distributions from the contracts would be payable at amounts below contract value. Such circumstances include the termination of the Plan, a material adverse change to the provisions of the Plan, if the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer's underwriting criteria for issuance of a clone wrapper contract. The contracts limit the circumstances under which the issuer may terminate the contracts. Examples of circumstances which would allow the issuer to terminate the contracts include the Plan's loss of its qualified status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events were to occur, the issuer could terminate the contracts at the market value of the underlying investments. Currently, the Plan's administrator believes that the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.

The crediting interest rates of the contracts are based on agreed-upon formulas with the issuers, as defined in the contract agreements, but cannot be less than zero. The interest rates are reviewed on a quarterly basis for resetting. The key factors that influence future interest crediting rates could include the following: the level of market interest rates; the amount and timing of participant contributions; transfers and withdrawals into/out of the contracts; and the duration of the underlying investments backing the contracts.

The Plan's allocable share of the resulting gains and losses in the fair value of the investment contracts relative to the contract value is reflected as an adjustment from fair value to contract value on the statement of net assets as of December 31, 2009 and 2008.

	2009	2008
Average contract yield, in the aggregate for all contracts:		
Based on annualized earnings [1]	2.92%	3.50%
Based on interest rate credited to participants [2]	2.47%	3.34%

[1] Computed by dividing the annualized one-day actual earnings of the contracts on the last day of the Plan year by the fair value of the contracts' investments on the same date.

[2] Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the contracts' investments on the same date.

NOTE 5 - NONPARTICIPANT-DIRECTED INVESTMENTS

The nonparticipant directed net assets of the Plan and changes therein consist of those reflected in the financial statements as "ESOP – Unallocated Account."

NOTE 6 - NOTES PAYABLE

In September 1989, the Leveraged ESOP issued $200 million of 7.67% Guaranteed ESOP Notes, Series A, for 15 years with a final maturity of September 15, 2004. In April 1991, the Leveraged ESOP issued $100 million of 7.30% Guaranteed ESOP Notes, Series B, for 15 years with a final maturity of June 1, 2006. In November 1999, the Leveraged ESOP paid down $84,740,000 of these notes and refinanced both the Series A and Series B notes. At that time, the Leveraged ESOP issued a $104,672,800, 7.11% ESOP Note, for 19 years with a final maturity of July 15, 2018, and a $28,305,658, 7.11% ESOP Note, for three years with a final maturity of July 15, 2002.

Principal and interest payments are made according to the applicable loan schedules. Dividends on the converted common stock and Company contributions are used to repay the loans.

The Series A/B Notes are collateralized by unallocated shares of McDonald's common stock, valued at $218,874,429 at December 31, 2009. All Notes are guaranteed by McDonald's Corporation. Holders of the Notes have no recourse against the assets of the ESOP, except for such collateralized shares, cash contributions to the ESOP, and earnings attributable to such collateralized shares or contributions. The unallocated shares of McDonald's common stock may be released from collateral under certain circumstances without the consent of the holders of the Notes.

Following are maturities of the Notes for each of the next five years and beyond (amounts in thousands):

	Series A Notes	Series B Notes	Total
2010	$ 5,318	$ 2,679	$ 7,997
2011	5,363	2,702	8,065
2012	5,425	2,733	8,158
2013	5,506	2,773	8,279
2014	4,793	2,415	7,208
Beyond 2014	10,621	5,350	15,971
Total over remaining life of notes	$37,026	$18,652	$55,678

NOTE 7 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to allow an employer to discontinue its contributions at any time and the Company may terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

NOTE 8 - ADMINISTRATIVE FEES

The investment managers' fees applicable to each investment fund are netted against the related investment income before investment income is allocated to participants' accounts. Fees for managed account services provided by an independent third-party are charged directly to participant accounts only for individuals that use this service. All administrative expenses associated with the Plan are paid by the Company.

NOTE 9 - INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated March 4, 2010, that the Plan and related trust are designed, including amendments adopted through February 13, 2009, in accordance with applicable sections of the Internal Revenue Code (IRC). On March 22, 2010 the Plan was amended to adopt the proposed amendment submitted to the Internal Revenue as part of the determination letter process.

NOTE 10 - TRANSACTIONS WITH PARTIES IN INTEREST

During 2009, the Plan received $40,535,303 in common stock dividends from the Company. In connection with the Leveraged ESOP refinancing discussed in Note 6, $132,978,458 of debt, at an interest rate of 7.11%, was issued directly by the Company to the Plan in 1999. This loan is intended to be an exempt loan under Section 408(b)(3) of ERISA and Section 4975(d)(3) of the IRC.

During 2009, fees totaling $2,104,000 were paid by the Plan to the managers of the investments held in the Plan. These transactions qualify as party-in-interest transactions.

Certain Plan assets are invested in participant loans or investments managed by Northern Trust, therefore these transactions qualify as party-in-interest. A portion of the Plan's assets are also invested in Company stock (see Note 3).

NOTE 11 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 12 - SECURITIES LENDING

The Plan lends securities, through the asset custodian, to independent third parties to increase its investment income. When the Plan lends securities, it is subject to a risk of failure by the borrower to return the loaned securities, a delay in delivery of the securities, or potential loss from declines in the value of investment collateral, in which case the Plan may incur a loss. To limit this risk, such loans are contractually required to be continuously secured by the collateral consisting of cash, cash equivalents, or U.S. Treasury bonds in an amount at least equal to the market value of the securities loaned. As of December 31, 2009, $66,663,833 of the Plan's securities on loan were secured by cash collateral with a fair value of $68,747,384 and non-cash collateral with a fair value of $75,832. As of December 31, 2008, $31,165,702 of the Plan's securities on loan were secured by cash collateral with a fair value of $31,505,594.

Effective September 19, 2008, Northern Trust declared a collateral deficiency under its Securities Lending Authorization Agreement ("Lending Agreements") with respect to five of its commingled cash collateral investment pools. As a consequence of the collateral deficiency, Northern Trust has allocated a portion of the collateral deficiency to each participating client, including the Plan, with the Plan's allocation being $847,300.

On October 29, 2008, Northern Trust made cash payment of $100,240 to reduce the Plan's allocated portion of the collateral deficiency. On December 3, 2009, Northern Trust made a reversal adjustment of $553,789 to reduce the collateral deficiency. On December 15, 2009 the Plan made a payment of $128,094 to reduce the liability of the collateral deficiency. The $128,094 was made up of the $100,240 cash payment from Northern Trust and $27,854 from securities lending income. Effective January 1, 2009 through December 31, 2009, all security lending income earned during the Plan year was used to reduce the collateral deficiency. As of December 31, 2009, the Plan has not exited the Lending Agreements. The remaining collateral deficiency in the Plan is $165,418.

McDONALD'S CORPORATION PROFIT SHARING AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 13 - FORM 5500 RECONCILIATION

Following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2009 and 2008 to net assets per the Form 5500 (amounts in thousands):

	2009	2008
Net assets available for benefits per the financial statements	$2,451,107	$2,282,971
Adjustment from fair value to contract value for fully benefit responsive investment contracts	(9,265)	(50,743)
Net assets per the Form 5500	$2,441,842	$2,232,228

Following is a reconciliation of the increase in net assets available for benefits per the financial statements for the year ended December 31, 2009, to the net income per the Form 5500 (amounts in thousands):

Increase in net assets available for benefits per the financial statements	$168,136
Change in the adjustment from fair value to contract value for fully benefit responsive investment contracts at December 31, 2009	41,478
Net income per the Form 5500	$209,614

NOTE 14 - SUBSEQUENT EVENTS

Effective January 1, 2010, the loan processing fee increased from $68 to $70, and will increase to $75 effective April 1, 2010.

Effective January 1, 2010, all security lending income earned by the Plan is allocated to participants.

Effective March 15, 2010 the remaining collateral deficiency amount of $165,418 was reversed by Northern Trust.

MCDONALD'S CORPORATION, EIN 36-2361282
MCDONALD'S CORPORATION PROFIT SHARING and SAVINGS PLAN, PLAN NUMBER 001
PLAN YEAR END DECEMBER 31, 2009
FORM 5500, SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(a)	(b) (c) IDENTITY OF ISSUER/DESCRIPTION	(d) COST**	(e) MARKET VALUE
	PENDING TRADES		
	United States dollar - Pending Trade Purchases		(209,752.99)
	United States dollar - Pending Trade Purchases		(8,558.06)
	United States dollar - Pending Trade Purchases		(399,498.22)
	United States dollar - Pending Trade Purchases		(604,986.20)
	United States dollar - Pending Trade Sales		186,798.40
	United States dollar - Pending Trade Sales		8,822.10
	United States dollar - Pending Trade Sales		713,414.96
	United States dollar - Pending Trade Sales		1,789.81
	TOTAL PENDING TRADES		**(311,970.20)**
	CORPORATE COMMON STOCKS & AMERICAN DEPOSITORY RECEIPTS		
	#REORG/ENERGY XXI (BRMUDA) REV STK SPLITENERGY XXI BERMUDA LTD 2057798 1/29/10		186,821.25
	1ST HORIZON NATL CORP COM		505,948.15
	1ST NIAGARA FINL GROUP INC NEW COM		67,602.60
	1ST UTD BANCORP INC FLA COM STK		88,428.90
	3COM CORP COMMON STOCK		567,300.00
	5TH 3RD BANCORP COM		135,037.50
	ABBOTT LAB COM		1,133,790.00
	ABM INDS INC COM		145,219.14
	ACCENTURE PLC SHS CL A NEW		1,162,000.00
	ACCO BRANDS CORP COM		229,887.84
	ACE LTD COM STK		652,680.00
	ACTUANT CORP CL A NEW		116,831.65
	ADOBE SYS INC COM		1,743,372.00
	ADR 51JOB INC SPONSORED ADR REPSTG COM		44,246.84
	ADR ABB LTD SPONSORED ADR		84,383.80
	ADR ALCATEL-LUCENT		130,509.20
	ADR ASML HOLDING NV NY REGISTERED SHS		220,903.20
	ADR AXA SA SPONSORED ADR		55,056.00
	ADR BAE SYS PLC SPONSORED ADR		75,335.00
	ADR BAIDU INC SPONSORED ADR		628,359.44
	ADR BASF AKTIENGESELLSCHAFT - LEVEL I		156,802.50

ADR BHP BILLITON LTD SPONSORED ADR	384,431.60
ADR BP P L C SPONSORED ADR	585,497.00
ADR BRIT AMERN TOB PLC SPONSORED COM STK	126,087.00
ADR CADBURY PLC SPONSORED ADR ADR	304,794.09
ADR CHINA GRENTECH CORP LTD	185,543.64
ADR CONCORD MED SVCS HLDGS LTD SPONSORED ADR	1,296.00
ADR FIBRIA CELULOSE S A SPONSORED ADR REPSTG COM SHS	3,060.56
ADR FOCUS MEDIA HLDG LTD SPONSORED ADR	1,732,943.90
ADR NESTLE S A SPONSORED ADR REPSTG REG SH	205,487.50
ADR NOVARTIS AG	839,582.75
ADR PETROLEO BRASILEIRO SA PETROBRAS SPONSORED ADR	982,208.00
ADR RANDGOLD RES LTD ADR	1,306,271.20
ADR RIO TINTO PLC SPONSORED ADR	327,177.41
ADR ROCHE HLDG LTD SPONSORED ADR ISIN #US771195104	1,017,020.00
ADR RWE AKTIENGESELLSCHAF	58,140.00
ADR SANOFI-AVENTIS SPONSORED ADR	2,271,769.50
ADR TENARIS S A SPONSORED ADR	135,413.75
ADR TENCENT HLDGS LTD ADR	549,516.00
ADR TEVA PHARMACEUTICAL INDS	1,314,612.00
ADR UNILEVER N V NEW YORK SHS NEW	163,266.50
ADR UNILEVER PLC SPONSORED ADR NEW	851,730.00
ADR VALE S A ADR	267,801.75
ADR VODAFONE GROUP PLC NEW SPONSORED ADRNEW ADR	2,140,443.00
ADR WUXI PHARMATECH CAYMAN INC SPONSORED ADR REPSTG ORD SHS ADR	608,634.60
ADR YARA INTL ASA SPONSORED ADR	17,081.25
AEGEAN MARINE PETROLEUM NETWORK INC COM STK USD0.01	599,118.96
AES CORP COM	176,756.80
AFFILIATED MANAGERS GROUP INC COM STK	187,233.00
AFFYMAX INC COM	78,747.42
AGILENT TECHNOLOGIES INC COM	717,623.79
AGNICO EAGLE MINES LTD COM	255,420.00
AGRIUM INC COM	115,312.50
AIRGAS INC COM	109,480.00
AIRTRAN HLDGS INC COM	273,893.40
ALCOA INC COM STK	253,970.60
ALCON INC COM CHF0.20	1,824,285.00
ALEXION PHARMACEUTICALS INC COM	209,926.00
ALIGN TECHNOLOGY INC COM	655,544.34
ALLIED HEALTHCARE PRODS INC COM	400,536.72

ALLIED NEV GOLD CORP COM STK	71,795.88
ALTISOURCE PORTFOLIO COMM STK	74,241.63
AMAZON COM INC COM	2,824,920.00
AMER GREETINGS CORP CL A COM	362,694.55
AMERICAN OIL & GAS INC NEV NEW COM	48,795.60
AMERICAN SUPERCONDUCTOR CORP SHS	47,853.00
AMERIGON INC COM	95,375.28
AMERISOURCEBERGEN CORP COM	234,369.30
AMERN AXLE & MFG HOLDINGS INC	90,112.72
AMERN RIV BANKSHARES	70,740.00
ANALOG DEVICES INC COM	795,816.00
ANNALY CAP MGMT INC COM	503,288.80
ANWORTH MTG AST CORP COM	632,030.00
AON CORP COM	1,232,631.00
APPLE INC	3,353,095.72
ARCSIGHT INC STK	91,448.50
ARTIO GLOBAL INVS INC COM CL A COM CL A	77,489.60
ATHEROS COMMUNICATIONS INC COM	333,497.60
ATP OIL & GAS CORP COM	554,176.48
AVON PRODUCTS INC COM USD0.25	330,435.00
BAKERS FOOTWEAR GROUP INC COM	59,571.57
BANCORP INC DEL COM STK	69,457.50
BANK AMER CORP COM EQUIVALENT SEC	461,028.00
BANK OF AMERICA CORP	195,780.00
BARE ESCENTUALS INC COM	360,723.85
BAXTER INTL INC COM	1,420,056.00
BB&T CORP COM	1,296,407.00
BCE INC COM NEW	1,252,113.50
BE AEROSPACE INC COM	888,464.50
BECKMAN COULTER INC COM	88,344.00
BED BATH BEYOND INC COM	227,144.40
BELO CORP	30,692.48
BERRY PETE CO CL A CL A	692,079.30
BIG 5 SPORTING GOODS CORP COM	62,260.32
BIGBAND NETWORKS INC COM CDT-COM	121,741.60
BIO-REFERENCE LABS INC COM PAR $0.01 NEW	80,613.83
BIOSCRIP INC COM	66,353.32
BK HAW CORP COM	400,480.60
BON-TON STORES INC COM	9,270.45
BOTTOMLINE TECHNOLOGIES DEL INC COM	34,964.30
BRIGGS & STRATTON CORP CAP	300,763.25
BRIGHAM EXPL CO COM	205,404.45
BROADCOM CORP CL A	253,487.00

BROCADE COMMUNICATIONS SYS INC COM NEW STK	322,825.30
BROOKDALE SR LIVING INC COM STK	720,178.48
BROOKFIELD ASSET MGMT INC VOTING SHS CL A VOTING SHS CL A	51,014.00
BROWN & BROWN INC COM	279,882.75
CABLEVISION NY GROUP CL A COM	163,182.40
CAMERON INTL CORP COM STK	249,128.00
CANADIAN NATL RY CO COM	150,849.00
CAP 1 FNCL COM	1,104,192.00
CAPSTEAD MTG CORP COM NO PAR COM NO PAR	424,856.25
CARDTRONICS INC COM STK	54,707.94
CARRIZO OIL & GAS INC COM	690,435.36
CASELLA WASTE SYS INC CL A COM STK	277,581.00
CATERPILLAR INC COM	1,832,228.50
CAVCO INDS INC DEL COM STK	336,211.20
CB RICHARD ELLIS GROUP INC CL A CL A	195,000.90
CDN NAT RES LTD COM CDN NAT RES COM STK	578,262.15
CDN PAC RY LTD COM CDN PAC RY LTD	159,300.00
CELGENE CORP COM	1,152,576.00
CENTERRA GOLD INC COM 144A	51,509.51
CENTERRA GOLD INC COM NPV	38,838.17
CENTURY CASINOS INC COM	194,468.17
CENTY ALUM CO COM	932,883.99
CERAGON NETWORKS LTDSEDOL 2616148	120,358.48
CERNER CORP COM	234,129.60
CF INDS HLDGS INC COM	188,822.40
CHARLES RIV LABORATORIES INTL INC COM	143,519.40
CHEVRON CORP COM	2,221,161.50
CHIMERA INVT CORP COM STK	1,065,257.88
CHINA AUTOMOTIVE SYS INC COM	68,740.54
CHINDEX INTL INC COM	34,420.68
CIGNA CORP COM	149,897.50
CIN BELL INC NEW COM STK	108,916.50
CIRRUS LOGIC INC COM	57,022.02
CISCO SYSTEMS INC	1,953,504.00
CITY NATL CORP COM	122,208.00
CLARUS CORP DEL COM	62,071.25
CLEAN ENERGY FUELS CORP COM	59,066.53
CMNTY HLTH SYS INC NEW COM	99,680.00
COACH INC COM	687,859.90
COCA COLA CO COM	1,533,300.00
COINSTAR INC COM	486,150.00
COLGATE-PALMOLIVE CO COM	952,940.00

COLUMBIA BKG SYS INC COM	123,615.20
COMMUNITY BANKERS TR CORP COM STK	81,125.10
COMPANHIA BRASILEIRA DE DISTRIBUICAO S.ACLASS A PREFERRED SHARES	117,187.20
COMPUTER PROGRAMS & SYS INC COM	115,078.95
COMSTOCK RES INC COM NEW COM NEW	680,156.05
COMVERGE INC COM	41,374.44
CONCHO RES INC COM STK	146,823.00
CONSOL ENERGY INC COM	244,518.00
CONTL AIRL INC CL B	218,086.40
CON-WAY INC COM STK	456,273.70
COOPER INDUSTRIES PLC NEW IRELAND COM STK	156,702.00
COOPER TIRE & RUBBER CO COM, NO PAR	280,780.20
COPA HOLDINGS SA COM STK	644,706.92
CORE LABORATORIES NV NLG0.03	76,778.00
CORNING INC COM	1,167,289.50
COSTCO WHOLESALE CORP NEW COM	1,360,910.00
COVIDIEN PLC USD0.20	1,865,315.50
CRAWFORD & CO CL A CL A	209,885.60
CRAY INC COM NEW STK	161,873.88
CREE INC COM	450,960.00
CROSS CTRY HEALTHCARE INC COM	137,699.45
CSX CORP COM	2,046,278.00
CUMMINS INC	1,309,761.60
CURIS INC COM	47,736.00
CYBERSOURCE CORP DEL COM	799,553.49
CYPRESS BIOSCIENCES INC COM PAR $.02	559,889.28
D R HORTON INC COM	157,397.60
DAVITA INC COM	616,182.60
DELCATH SYS INC COM STOCK	91,836.38
DELIA*S INC NEW COM	100,974.39
DEXCOM INC COM	20,111.12
DIAGEO PLC SPONSORED ADR NEW	126,673.25
DIAMONDROCK HOSPITALITY CO COM STK	167,240.15
DIGITAL RLTY TR INC COM	183,522.00
DISCOVERY COMMUNICATIONS INC NEW COM SERA STK	82,839.67
DISCOVERY COMMUNICATIONS INC NEW COM SERC COM SER C	83,378.88
DOLLAR GEN CORP NEW COM	132,337.00
DRAGONWAVE INC COM	67,510.86
DSW INC CL A CL A	1,294,284.68
DU PONT E I DE NEMOURS & CO COM STK	1,786,193.50
DYCOM INDS INC COM	364,080.20

EAGLE BANCORP INC MD COM	14,815.05
EAST WEST BANCORP INC COM	1,134,961.40
ECOLAB INC COM	149,343.00
EL PASO CORP COM	86,159.95
ELECTRO RENT CORP COM	218,175.24
EMCORE CORP COM	52,440.70
EMPIRE RESORTS INC COM STOCK	112,557.95
ENCORE CAP GROUP INC COM	45,535.80
ENERGIZER HLDGS INC COM	246,958.40
ENERNOC INC COM	82,296.12
ENSIGN GROUP INC COM STK	197,120.25
ENTRAVISION COMMUNICATIONS CORP CL A	221,095.20
EVANS & SUTHERLAND COMPUTER CORP COM	7,027.00
EXCO RES INC COM	59,337.85
EXPRESS SCRIPTS INC COM	250,705.00
EZCORP INC CL A NON VTG	299,454.00
F5 NETWORKS INC COM STK	445,561.80
FASTENAL CO COM	201,954.00
FBR CAP MKTS CORP COM	92,440.44
FIRST ACCEP CORP COM STK	118,636.05
FIRST SEC GROUP INC COM	69,831.58
FISERV INC COM	125,078.40
FREDS INC CL A	258,978.00
FREEPORT-MCMORAN COPPER & GOLD INC	75,874.05
FRESH DEL MONTE PRODUCE INC COM STK	482,443.00
GASCO ENERGY INC COM	32,634.22
GENTEX CORP COM	488,893.65
GENWORTH FINL INC COM CL A COM CL A	191,134.00
GEO GROUP INC COM STK	509,935.28
GILEAD SCIENCES INC	1,519,128.00
GIVEN IMAGING COM STK ISL1	174,879.36
GLOBAL INDS LTD COM	399,351.30
GLOBAL PMTS INC COM	268,761.40
GLOBECOMM SYS INC COM	170,867.00
GOLDCORP INC NEW COM	233,561.58
GOLDMAN SACHS GROUP INC COM	1,806,588.00
GOODRICH PETE CORP COM NEW	157,788.00
GOOGLE INC CL A CL A	3,465,688.20
GREEN MTN COFFEE ROASTERS	192,269.20
GREENBRIER COS INC COM STK	193,535.10
GUESS INC COM	276,642.00
HAEMONETICS CORP MASS COM	105,612.25
HALLIBURTON CO COM	1,838,499.00

HANSEN NAT CORP COM	169,344.00
HARBIN ELEC INC COM STK	50,364.08
HARLEY DAVIDSON INC COM	152,712.00
HARSCO CORP COM	170,657.85
HATTERAS FINL CORP COM REIT	274,287.60
HCC INS HLDGS INC COM	330,745.25
HEALTHCARE SVCS GROUP INC COM	125,648.30
HEIDRICK & STRUGGLES INTL INC COM ISIN #954228191023	101,873.64
HELIX ENERGY SOLUTIONS GROUP INC COM STK	766,229.25
HELMERICH & PAYNE INC COM	163,906.80
HENRY JACK & ASSOC INC COM	85,659.60
HEWLETT PACKARD CO COM	3,955,968.00
HILL INTL INC COM	601,504.80
HILLTOP HLDGS INC COM STK	153,880.80
HI-TECH PHARMACAL INC COM	82,579.20
HLTH MGMT ASSOC INC NEW CL A COM	100,616.80
HONEYWELL INTL INC COM STK	2,173,640.00
HORSEHEAD HLDG CORP COM STK	898,785.75
HUMAN GENOME SCIENCES INC COM	85,068.00
IBERIABANK CORP COM	529,759.45
ILLUMINA INC COM	393,239.50
IMAX CORP COM	48,957.30
IMMUNOGEN INC COM	33,735.12
IMPERIAL SUGAR CO NEW COM NEW COM NEW	30,799.04
IMS HLTH INC COM STK	152,137.44
INGERSOLL-RAND PLC COM STK	106,326.50
INSPIRE PHARMACEUTICALS INC COM	44,286.96
INSULET CORP COM STK	214,842.60
INTEGRA LIFESCIENCES HLDG CORP COM DESP	262,241.40
INTEGRATED ELECTRICAL SVCS INC COM NEW STK	72,838.35
INTEGRATED SILICON SOLUTION INC COM	29,984.55
INTEL CORP COM	2,751,960.00
INTERCLICK INC COM NEW COM NEW	14,268.52
INTERCONTINENTALEXCHANGE INC COM	253,798.00
INTERMEC INC COM	351,566.68
INTERNATIONAL BUSINESS MACHS CORP COM	706,860.00
INTEROIL CORP COM	1,854,577.45
INTERPUBLIC GROUP COMPANIES INC COM	129,260.70
INTERTAPE POLYMER GROUP INC COM	263,877.05
INTL FLAVORS & FRAGRANCES INC COM	330,971.30
INTUITIVE SURGICAL INC COM NEW STK	257,822.00
INVACARE CORP COM	221,866.24

IPC THE HOSPITALIST CO INC STK	62,077.75
ISILON SYS INC COM	23,015.30
JOHNSON CTL INC COM	1,634,400.00
JOY GLOBAL INC COM	213,066.70
JPMORGAN CHASE & CO COM	2,735,635.50
JUNIPER NETWORKS INC COM	726,490.80
KAYDON CORP COM	269,988.00
KENNAMETAL INC CAP	506,088.00
KEY ENERGY SVCS INC	245,284.95
KHD HUMBOLDT WEDAG INTL LTD COM	93,609.58
KIRKLANDS INC COM	51,328.35
KKR FINL HLDGS LLC COM STK	809,616.20
KNIGHT CAP GROUP INC COM	543,158.00
KODIAK OIL & GAS CORP COM	21,007.86
KOHLS CORP COM	830,522.00
KORN / FERRY INTL COM NEW	733,375.50
KULICKE & SOFFA INDS INC COM	28,604.73
LAM RESH CORP COM	284,664.60
LATTICE SEMICONDUCTOR CORP COM	63,458.10
LIFE TECHNOLOGIES CORP COM STK	157,734.60
LIVEPERSON INC COM STK ISIN# US5381461012	35,526.09
LO JACK CORP COM	179,679.00
LOCKHEED MARTIN CORP COM	599,032.50
LOGMEIN INC COM	22,064.70
LOOPNET INC COM STK	26,808.18
LOWES COS INC COM	2,467,645.00
LTX-CREDENCE CORP COM	179,792.46
MACQUARIE INFRASTRUCTURE CO LLC MEMBERSHIP INT COM STK	341,789.24
MANITOWOC INC COM	827,948.68
MANULIFE FINL CORP COM	35,763.00
MARATHON OIL CORP COM	1,593,156.60
MARINEMAX INC COM	12,673.01
MARRIOTT INTL INC NEW COM STK CL A	661,684.50
MARVELL TECH GROUP COM USD0.002	318,512.50
MASCO CORP COM	524,089.50
MASTERCARD INC CL A	1,791,860.00
MAXWELL TECHNOLOGIES INC COM	26,474.56
MCAFEE INC COM	264,922.10
MCDERMOTT INTL INC COM STK $1 PAR	198,562.70
MCMORAN EXPL CO COM	372,480.88
MEDCO HEALTH SOLUTIONS INC COM	1,731,961.00
MEDICIS PHARMACEUTICAL CORP CL A NEW	719,827.55

MELLANOX TECHNOLOGIES LTD	16,012.14
MERCADOLIBRE INC COM STK	127,081.50
MERCK & CO INC NEW COM	1,981,856.52
MERCURY GEN CORP NEW COM	212,553.64
MERGE HEALTHCARE INC COM STK	85,730.40
METALICO INC COM	59,217.12
MFA FINL INC	437,839.50
MFC PENN WEST ENERGY TR TR UNIT	131,384.00
MICRON TECH INC COM	850,037.76
MICROSOFT CORP COM	2,430,053.00
MICROSTRATEGY INC CL A NEW	935,028.90
MIDSOUTH BANCORP INC COM	46,565.00
MILLICOM INTERNATIONAL CELLULAR COM USD1.50 (POST-SUBD)	106,228.80
MINERA ANDES INC COM	100,507.50
MODINE MFG CO COM STK	93,832.00
MOLSON COORS BREWING CO CL B CL B	921,264.00
MOMENTA PHARMACEUTICALS INC COM STK	36,896.86
MORGAN STANLEY COM STK USD0.01	245,680.00
MRV COMMUNICATIONS INC COM	191,574.33
MSCI INC CL A CL A	143,736.00
MULTIMEDIA GAMES INC COM	41,294.71
MYLAN INC	517,883.00
NABORS INDUSTRIES COM USD0.10	464,177.45
NANOMETRICS INC COM DELAWARE	63,527.31
NARA BANCORP INC COM	62,868.96
NEKTAR THERAPEUTICS COM	1,081,427.56
NEO MATL TECHNOLOGIES INC COM STK	54,601.78
NETAPP INC COM STK	1,565,776.70
NETLIST INC COM STK	21,663.06
NETLOGIC MICROSYSTEMS INC COM	133,228.80
NETSCOUT SYS INC COM	140,910.00
NEW YORK TIMES CO CL A ISIN #US6501111073	1,091,350.92
NEWFIELD EXPLORATION	178,692.15
NEWMONT MINING CORP NEW COM	2,062,526.76
NEWPARK RES INC COM PAR $0.01 NEW COM PAR $0.01 NEW	290,871.72
NIKE INC CL B CL B	1,362,363.40
NOBLE CORPORATION (SWITZERLAND) COM USD0.10	351,648.00
NORDSTROM INC COM	173,619.60
NORTHERN OIL & GAS INC NEV COM STK	55,423.04
NORTHWEST BANCSHARES INC MD COM	15,848.00
NUTRI SYS INC NEW COM	1,641,131.67

OCCIDENTAL PETROLEUM CORP	2,924,532.50
OFFICEMAX INC DEL COM	691,351.20
OLYMPIC STL INC COM	63,596.16
ON ASSIGNMENT INC COM	259,187.50
ON SEMICONDUCTOR CORP COM	700,280.47
ONCOGENEX PHARMACEUTICALS INC COM STK	28,607.52
ORASURE TECHNOLOGIES INC COM	286,847.28
ORBITAL SCI CORP COM	156,643.90
ORBITZ WORLDWIDE INC COM	69,509.80
OREXIGEN THERAPEUTICS INC COM	24,306.48
ORIGEN FINL INC COM	131,877.50
ORTHOFIX INTL N.V COM STK USD0.10	80,398.12
OSI SYS INC COM	239,491.12
OUTDOOR CHANNEL HLDGS INC COM NEW COM NEW	92,829.00
PAC PREMIER BANCORP COM	118,191.84
PALM HBR HOMES INC COM	68,955.84
PAN AMERN SILVER CORP COM	835,754.81
PARKER-HANNIFIN CORP COM	170,260.80
PARTNERRE HLDG LTD COM STK	78,393.00
PATRICK INDS INC COM	44,442.27
PEETS COFFEE & TEA INC COM	40,162.65
PEPSICO INC COM	3,839,520.00
PETAQUILLA RES LTD COM	75,083.63
PETROHAWK ENERGY CORP COM	198,397.30
PETROQUEST ENERGY INC COM	60,460.19
PFIZER INC COM STK $.11 1/9 PAR	3,137,775.00
PIER 1 IMPORTS INC COM	894,531.87
PIONEER DRILLING CO COM STK	32,745.50
PIONEER NAT RES CO COM STK	185,213.65
PMC SIERRA INC COM	166,185.40
POTASH CORP SASK INC COM	187,813.50
POWER-ONE INC COM	398,590.50
PRAXAIR INC COM	682,635.00
PRECISION CASTPARTS CORP COM	779,071.00
PREMIERE GLOBAL SVCS INC COM	250,511.25
PRICE T ROWE GROUP INC COM	297,135.00
PRICELINE COM INC COM NEW STK	303,715.00
PRIDE INTL INC DEL COM	117,013.97
PRIMORIS SVCS CORP COM	297,591.83
PULTE HOMES INC COM	236,500.00
QUALCOMM INC COM	2,456,406.00
QUESTAR CORP COM	127,204.20

RANGE RES CORP COM	590,273.85
RAYMOND JAMES FNCL INC COM STK	488,830.05
REDWOOD TR INC COM	95,797.50
REGAL ENTMT GROUP CL A CL A	206,925.20
REHABCARE GROUP INC COM	41,263.08
REVLON INC CL A NEW COM STK	79,964.01
REX ENERGY CORP COM STK	105,912.00
RICHARDSON ELECTRS LTD COM	102,795.44
RINO INTL CORP COM STK	29,557.85
ROBERT HALF INTL INC COM	130,709.70
ROYAL GOLD INC COM STK USD0.01	259,992.00
RPM INTL INC	252,803.55
SAIC INC COM STK USD0.0001	147,258.50
SALESFORCE COM INC COM STK	1,268,106.30
SAN GOLD CORP COM STK	155,281.60
SANDRIDGE ENERGY INC COM	136,829.30
SANDSTORM RES LTD COM NPV	76,533.60
SANDSTORM RES LTD COM	134,130.78
SANDSTORM RES LTD R1933	67,065.39
SANDVINE CORP COM	193,087.90
SCHLUMBERGER LTD COM STK	1,371,771.75
SCHOLASTIC CORP COM	409,267.60
SCHWAB CHARLES CORP COM NEW	1,230,828.00
SCRIPPS NETWORKS INTERACTIVE INC CL A COM STK	152,595.50
SEAHAWK DRILLING INC COM STK	6,243.58
SELECT COMFORT CORP OC-CAP STK OC-CAP STK	75,547.24
SENSIENT TECHNOLOGIES CORP COM	319,545.00
SHIRE PLC ADR	762,513.00
SHOE CARNIVAL INC COM	63,149.95
SHUFFLE MASTER INC COM	640,627.04
SILVER STD RES INC COM	73,920.60
SINCLAIR BROADCAST GROUP INC CL A	168,151.75
SMART MODULAR TECHNOLOGIES COM STK USD0.00016667	46,011.35
SMITH INTL INC COM	56,649.45
SOLARWINDS INC COM	361,257.00
SONIC CORP COM	164,493.45
SONIC SOLUTIONS COM	163,526.09
SOTHEBYS HLDGS INC CL A (DE)	948,678.48
SOURCEFIRE INC COM	133,402.25
SOUTHWESTERN ENERGY CO COM	804,940.00
SPARTAN STORES INC COM	244,001.75
SPDR KBW REGL BKG ETF	173,616.75

STANDARD PKG CORP COM	121,402.60
STAPLES INC COM	277,867.00
STARWOOD HOTELS & RESORTS WORLDWIDE INC COM STK	359,848.80
STEC INC COM STK	147,386.80
STONE ENERGY CORP COM	841,166.10
STRYKER CORP	97,717.80
SUN COMMUNITIES INC COM	254,972.50
SUN TR BANKS INC COM	47,174.25
SUNCOR ENERGY INC NEW COM STK	268,356.00
SXC HEALTH SOLUTIONS CORP COM	115,884.60
SYMYX TECHNOLOGIES INC COM	277,530.00
SYNOVUS FINL CORP COM	200,900.00
TALISMAN ENERGY INC COM	26,096.00
TARGACEPT INC COM	25,668.84
TARGET CORP COM STK	880,334.00
TASEKO MINES LTD COM	603,426.24
TD AMERITRADE HLDG CORP COM STK	198,257.40
TECHWELL INC COM STK	75,451.20
TECK RESOURCES LIMITED	17,485.00
TEREX CORP NEW COM	87,956.40
TEXAS INSTRUMENTS INC COM	2,104,345.00
TEXTRON INC COM	445,797.00
THOMPSON CREEK METALS CO INC COM STK	152,360.00
T-HQ INC COM NEW	184,640.40
TIDEWATER INC COM	689,281.25
TIER TECHNOLOGIES INC CL B DELAWARE	492,944.00
TIFFANY & CO COM	473,000.00
TRANSOCEAN LTD	328,302.00
TRICO MARINE SVCS INC COM NEW	62,220.70
TRIDENT MICROSYSTEMS INC COM	97,445.40
TRILOGY ENERGY TST TRUST UNITS	312,348.74
TW TELECOM INC CL A STK	415,130.80
TX CAP BANCSHARES INC COM	400,372.80
U M H PPTYS INC COM STK	224,720.00
U S HOME SYS INC COM	27,571.70
UBS AG SHS COM	114,386.25
ULTRA CLEAN HLDGS INC COM	57,597.60
ULTRATECH INC EFF 06-10-03	82,874.22
UNION PAC CORP COM	722,070.00
UNITED CMNTY BK BLAIRSVILLE GA CDT-CAP STK CDT-CAP STK	241,568.01
UNITED STS STL CORP NEW COM	274,497.60
UNITED TECHNOLOGIES CORP COM	687,853.10

UNIVEST CORP PA COM	67,402.85
UQM TECHNOLOGIES INC COM	101,112.85
URANIUM ONE INC COM	408,461.50
URBAN OUTFITTERS INC COM	322,957.70
US BANCORP	2,137,324.50
UTD THERAPEUTICS CORP DEL COM STK	199,017.00
VALASSIS COMMUNICATIONS INC COM	167,718.10
VALUEVISION MEDIA	66,748.80
VARIAN SEMICONDUCTOR EQUIPTMENT ASSOCS INC COM	270,606.96
VEECO INSTRS INC DEL COM	919,007.60
VERISIGN INC COM	174,043.20
VERISK ANALYTICS INC CL A CL A	43,149.00
VERTEX PHARMACEUTICALS INC COM	607,613.00
VIACOM INC NEW CL B	2,051,370.00
VISA INC COM CL A STK	2,081,548.00
VISTA GOLD CORP REORGANIZATION SHS COM STK	52,858.75
VISTAPRINT NV COM USD0.001	107,087.40
VITAMIN SHOPPE INC COM	37,808.00
VMWARE INC CL A COM CL A COM	254,280.00
VOLTERRA SEMICONDUCTOR CORP COM	64,453.52
WA BKG CO OAK HBR WASH COM	84,296.40
WALT DISNEY CO	1,544,775.00
WARNACO GROUP INC COM NEW COM NEW	99,146.50
WATERS CORP COM	161,096.00
WATSON PHARMACEUTICALS INC COM	235,679.50
WD 40 CO COM STK	163,579.80
WEATHERFORD INTL LTD	562,374.00
WELLS FARGO & CO NEW COM STK	2,086,327.00
WESTERN UNION CO	132,327.00
WESTN LIBERTY BANCORP COM STK	71,229.60
WESTPORT INNOVATIONS INC COM STK	122,215.32
WHITNEY HLDG CORP COM	174,046.55
WHOLE FOODS MKT INC COM	259,677.00
WILEY JOHN & SONS INC CL A	362,890.20
WILLBROS GROUP INC COM	1,113,909.23
WILMINGTON TR CORP NEW COM	404,505.20
WMS INDS INC COM STK	212,400.00
WONDER AUTO TECHNOLOGY INC COM STK\	40,101.60
WRIGHT MED GROUP INC COM	106,783.25
WYNN RESORTS LTD COM	224,185.50
XYRATEX (BERMUDA) LTD COM NPV	64,899.56
YAMANA GOLD INC COM STK	77,668.50

	YRC WORLDWIDE INC COM		7,801.74
	ZENITH NATL INS CORP COM		11,308.80
	ZOLL MED CORP COM		797,298.08
	TOTAL CORPORATE COMMON STOCKS (other than employer securities) & AMERICAN		**237,452,399.77**
	DEPOSITORY RECEIPTS*		

McDONALD'S CORPORATION COMMON STOCK

*	MC DONALDS CORP COM	55,391,104.71	218,874,428.64
*	MC DONALDS CORP COM		702,839,500.72
*	MC DONALDS CORP COM		247,573,913.16
	TOTAL McDONALD'S CORPORATION COMMON STOCK	**55,391,104.71**	**1,169,287,842.52**

	INTEREST IN REGISTERED INVESTMENT CO.		
	MFO PIMCO FDS PAC INVT MGMT SER FOR FUTURE I DIVERSIFIED INC FD INSTL CL		27,183,223.50
	MFO PIMCO FDS PAC INVT MGMT SER MODERATEDURATION FD INSTL CL		35,125,811.91
	MFO FIRST AMERN INVT FDS INC REAL ESTATESECS FD CL Y		24,575,550.71
	MFO VANGUARD INSTL INDEX FD SH BEN INT		126,533,366.65
	MFO ARTISAN FDS INC INTL FD INV SHS		32,463,103.25
	MFO DRIEHAUS MUT FDS INTERNATIONAL DISCOVERY FD		23,292,586.22
	MFO MANNING & NAPIER FD INC NEW OVERSEASSER		50,254,449.49
	TOTAL INTEREST IN REGISTERED INVESTMENT CO.		**319,428,091.73**

	McDONALD'S LOAN ASSETS		
*	PARTICIPANT LOANS (Varying maturity dates and interest rates ranging from 4.25% - 9.25%)		26,731,239.19
	TOTAL McDONALD'S LOAN ASSETS		**26,731,239.19**

	INTEREST BEARING CASH		
*	The Northern Trust Company COLTV SHORT TERM INVT FD - Short Term Investment Funds		2,421,347.29
*	The Northern Trust Company COLTV SHORT TERM INVT FD - Short Term Investment Funds		123,104.03
*	The Northern Trust Company COLTV SHORT TERM INVT FD - Short Term Investment Funds		15,379,863.52
*	The Northern Trust Company COLTV SHORT TERM INVT FD - Short Term Investment Funds		3,484,597.80
*	The Northern Trust Company COLTV SHORT TERM INVT FD - Short Term Investment Funds		1,732,256.08
*	The Northern Trust Company COLTV SHORT TERM INVT FD - Short Term Investment Funds		11,428,487.39
*	The Northern Trust Company COLTV SHORT TERM INVT FD - Short Term Investment Funds	124.86	124.86

*	The Northern Trust Company COLTV SHORT TERM INVT FD - Short Term Investment Funds	23,341.67	23,341.67
*	The Northern Trust Company COLTV SHORT TERM INVT FD - Short Term Investment Funds	3,682,045.51	3,682,045.51
*	The Northern Trust Company COLTV SHORT TERM INVT FD - Short Term Investment Funds		4,996,619.96
	TOTAL INTEREST BEARING CASH	**3,705,512.04**	**43,271,788.11**

WRAPPER CONTRACTS	
GIC BANK OF AMERICA CONTRACT # 07-072 RATE 3.25% MAT 12/31/2064	388,700.00
GIC STATE STREET CONT 107103 RATE 3.25% MT 12/31/2064	389,166.00
TOTAL WRAPPER CONTRACTS	**777,866.00**

COLLECTIVE TRUSTS	
JPMCB Intermediate Bond Fund	227,351,000.00
JPMCB Liquidity Fund	2,534,570.00
JPMCB Emerging Markets FI Fund	2,968,648.00
JPMCB Corporate HY Opportunity Fund	8,946,457.00
JPMCB Subadvised Fixed Income PIMCO Fund	127,437,951.00
JPMCB Subadvised Fixed Income WAMCO Fund	121,707,571.00
US Dollar	266,905.00
MFO ACADIAN GLOBAL W OPPORTUNISTIC SHORTING FD	5,723,552.32
MFO MELLON EB DAILY LIQUIDITY SMALL CAP FD	23,795,821.24
MFO WELLINGTON TR COLTV CORE BD PLUS	39,244,834.24
MFO WELLINGTON TR COLTV SMALL CAP OPPORTUNITIES	7,878,986.78
MFO WTC CIF II INFLATION PROTECTED CORE BD SER 1	13,428,768.75
MFO WTC CIF II INTL EQTY SER 1	21,912,214.34
MFO WTC CIF II LARGE CAP RESH EQTY SER 1	43,904,839.20
MFO WTC CIF II UNCONSTRAINED THEMES SER	21,211,461.40
MFO UNCONSTRAINED THEMES SER 1 WTC-CIF II	12,176,314.07
TOTAL COMMON COLLECTIVE TRUST	**680,489,894.34**

UNITED STATES TREASURY BONDS	
UNITED STATES OF AMER TREAS BONDS 2% NTS30/09/2010 USD1000 2% DUE 09-30-2010 REG	136,603.13
UNITED STATES TREAS NTS NT 2.625% DUE 05-31-2010 REG	25,247.08
UNITED STATES TREAS NTS US TREASURY T-NOTE 2.875% DUE 06-30-2010 REG	298,860.37
US TREAS BILLS 01-14-2010 DTD 01/15/2009	599,996.40
TOTAL UNITED STATES TREASURY BONDS***	**1,060,706.98**

POOLED CASH COLLATERAL POOL		
USA CORE POLLATERAL POOL		68,747,383.88
TOTAL POOLED CASH COLLATERAL		**68,747,383.88**
TOTAL ASSETS	**59,096,616.75**	**2,546,935,242.32**

*   Party in Interest
**   Historical cost is disclosed only for nonparticipant-directed investments
***   Includes securities loaned

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

McDonald's Corporation Profit Sharing and Savings Plan

Dated: June 21, 2010

By: /s/ Michael D. Richard
Michael D. Richard
Chair of the Administrative Committee

EXHIBITS

Exhibit Number	Description of Exhibit
23.1	Consent of Crowe Horwath LLP Independent Registered Public Accounting Firm

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-149990, No. 333-139415, No. 333-121092, No. 3324958, and No. 3349817 on Form S-8 of McDonald's Corporation Profit Sharing and Savings Plan of our report dated June 21, 2010, appearing in this Annual Report on Form 11-K of McDonald's Corporation Profit Sharing and Savings Plan for the year ended December 31, 2009.

/s/ Crowe Horwath LLP

Oak Brook, Illinois
June 21, 2010